CUSIP No. 262432-10-7

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

DRYCLEAN USA, Inc.

(Name of Issuer)

Common Stock, par value $0.025

(Title of Class of Securities)

262432-10-7

(CUSIP Number)

Lloyd Frank, Esq.

Troutman Sanders LLP

405 Lexington Avenue

New York, New York 10174

212-704-6000

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 28, 2008

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed”; for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William K. Steiner

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

SEC Use Only

Source of Funds (See Instructions) PF

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned By Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,520,954 (1)
	9.	Sole Dispositive Power	2,019,097
	10.	Shared Dispositive Power	0

Aggregate Amount Beneficially Owned by Each Reporting Person 4,520,954

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

Percent of Class Represented by Amount in Row (11) 64.3%

Type of Reporting Person (See Instructions) IN

_______________________

(1)

Includes (a) 2,019,097 shares owned by William K. Steiner and Sheila S. Steiner as co-trustees of the William K. Steiner Revocable Trust, as to which each trustee has independent authority to vote, transfer and sell such shares and (b) 2,501,857 shares owned by others that are subject to an Amended and Restated Stockholders Agreement to which the Reporting Persons are subject concerning, among other things, voting for the election of directors, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares with shared voting power.

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Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sheila S. Steiner

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

SEC Use Only

Source of Funds (See Instructions) PF

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned By Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,520,954 (2)
	9.	Sole Dispositive Power	2,019,097
	10.	Shared Dispositive Power	0

Aggregate Amount Beneficially Owned by Each Reporting Person 4,520,954

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

Percent of Class Represented by Amount in Row (11) 64.3%

Type of Reporting Person (See Instructions) IN

_______________________

(2)

Includes (a) 2,019,097 shares owned by William K. Steiner and Sheila S. Steiner as co-trustees of the William K. Steiner Revocable Trust, as to which each trustee has independent authority to vote, transfer and sell such shares and (b) 2,501,857 shares owned by others that are subject to an Amended and Restated Stockholders Agreement to which the Reporting Persons are subject concerning, among other things, voting for the election of directors, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares with shared voting power.

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Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William K. Steiner Revocable Trust

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

SEC Use Only

Source of Funds (See Instructions) PF

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned By Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,520,954 (3)
	9.	Sole Dispositive Power	2,019,097
	10.	Shared Dispositive Power	0

Aggregate Amount Beneficially Owned by Each Reporting Person 4,520,954

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

Percent of Class Represented by Amount in Row (11) 64.3%

Type of Reporting Person (See Instructions) OO

_________________________

(3)

Includes (a) 2,019,097 shares owned by William K. Steiner and Sheila S. Steiner as co-trustees of the William K. Steiner Revocable Trust, as to shares each trustee has independent authority to vote, transfer and sell such shares and (b) 2,501,857 shares owned by others that are subject to an Amended and Restated Stockholders Agreement to which the Reporting Persons are subject concerning, among other things, voting for the election of directors, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares with shared voting power.

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            This Amendment No. 6 (“Amendment No. 6”) amends in their entirety (except that Item 5(c) reflects only transactions since the last reported transaction) Items 5, 6 and 7 contained in the Schedule 13D filed on November 9, 1998 (the “Original Statement”), as amended by Amendment No. 1 filed on January 20, 2000, Amendment No. 2 filed on July 27, 2004, Amendment No. 3 filed on December 29, 2004 and Amendment No. 4 filed on December 7, 2005 by William K. Steiner and Amendment No. 5 filed on August 10, 2007 by William K. Steiner, Sheila S. Steiner and the William K. Steiner Revocable Trust (collectively, the “Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of Common Stock, $.025 par value (the “Common Stock”), of DRYCLEAN USA, Inc. (the “Issuer” or the “Company”). The Original Statement, as amended by Amendment Nos. 1, 2, 3, 4 and 5 and this Amendment No.6 is referred to collectively as the “Statement.”

Item 5	Interest in Securities of the Issuer

(a) and (b)       As of April 28, 2008, the Reporting Persons were the beneficial owners of the following shares of the Issuer’s Common Stock:

	William K. Steiner		Sheila S. Steiner		William K. Steiner Revocable Trust
Amount Beneficially Owned	4,520,954	(1)	4,520,954	(1)	4,520,954	(1)
Percent of Class	64.3%		64.3%		64.3%
Sole Voting Power	0		0		0
Shared Voting Power	4,520,954	(1)	4,520,954	(1)	4,520,954	(1)
Sole Dispositive Power	2,019,097	(2)	2,019,097	(2)	2,019,097	(2)
Shared Dispositive Power	0		0		0

__________________________

(1)       Includes the following shares that are subject to the Amended and Restated Stockholders Agreement discussed in Item 6 of this Statement: (a) the 2,019,097 shares referred to in Note 2, below, (b) 2,019,097 (28.7%) of the Issuer’s outstanding shares of Common Stock owned by Michael S. Steiner, the son of William K. Steiner and Sheila S. Steiner, who does not reside in the household of William K. Steiner and Sheila S. Steiner, and (c) 482,760 (6.9%) of the Issuer’s outstanding shares of Common Stock owned by Thrifty Rent-A-Car Systems, Inc. (“Thrifty”), each of whom has agreed to vote in the election of directors for designees of the Reporting Persons and Michael S. Steiner. As a result of the Amended and Restated Stockholders Agreement, the Reporting Persons and Michael S. Steiner are deemed to be a “group,” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the “Exchange Act”), and, therefore, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all of the 4,520,954 Shares subject to the Amended and Restated Stockholders Agreement, which represent 64.3% of the Issuer’s 7,034,307 shares of Common Stock outstanding as of April 30, 2008.

(2)       Represents 2,019,097 (28.7%) of the Issuer’s outstanding shares of Common Stock owned by the William K. Steiner Revocable Trust as to which William K. Steiner and Sheila Steiner serve as co-trustees, each with independent authority to vote (subject to the Amended and Restated Stockholders Agreement, transfer and sell such shares.

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(c)       There were no transactions by the Reporting Persons in the Issuer’s Common Stock since the filing of Amendment No. 5 to this Schedule.

(d)       No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e)	Not applicable.
Item 6	Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer

On July 22, 2004, William K. Steiner and Michael S. Steiner each sold 750,000 shares of the Company’s Common Stock to Alan I. Greenstein for a purchase price of $1,087,500 ($1.45 per share) payable to each seller, consisting of $350,000 in cash and a $737,500 Promissory Note payable on July 22, 2005 secured by the shares sold. On December 28, 2004 and December 6, 2005, Mr. Greenstein transferred 250,000 and 258,620, respectively, of those shares to each of William K. Steiner and Michael S. Steiner, with the Promissory Note to each of William K. Steiner and Michael S. Steiner being reduced by $362,500 and $375,000, respectively, as a result of which the Promissory Note was discharged.

Contemporaneously with the original transaction, on July 22, 2004, William K. Steiner, Michael S. Steiner and Mr. Greenstein entered into a Stockholders Agreement regarding the voting of shares then owned of record by them. On December 28, 2004, the parties amended such Stockholders Agreement to reflect the revised share ownership of the parties.

On December 6, 2005, Mr. Greenstein transferred the remaining 482,760 shares to his wife Cindy B. Greenstein, who, as required by the Stockholders Agreement, became a party thereto, and Mr. and Ms. Greenstein, William K. Steiner and Michael S. Steiner entered into an Amended and Restated Stockholders Agreement to reflect the revised share ownership of the parties and amend the voting provisions of the Stockholders Agreement.

On January 28, 2008, Cindy Greenstein transferred the 482,760 shares owned by her to Thrifty as a result of which, under the terms of the Amended and Restated Stockholders Agreement, Thrifty was required to join in and be bound by the Amended and Restated Stockholders Agreement. On April 28, 2008, Thrifty, William K. Steiner and Michael S. Steiner entered into an Amendment to the Amended and Restated Stockholders Agreement pursuant to which Thrifty formally joined, and became bound by, the Amended and Restated Stockholders Agreement and William K. Steiner and Michael S. Steiner agreed to the release of shares owned by Thrifty from the provisions of the Amended and Restated Stockholders Agreement at such time as they are sold on the open market rather than by private placement.

The Amended and Restated Stockholders Agreement requires that the 2,019,097 shares of the Issuer’s Common Stock owned of record by each of the Reporting Persons and Michael S. Steiner (together with any transferees to whom either of them transfers such shares, to the extent

CUSIP No. 262432-10-7

of such shares so transferred, collectively, the “Steiner Family Stockholders”) and the 482,760 shares of the Issuer’s Common Stock owned of record by Thrifty (together with any transferee to whom Thrifty transfers such shares, to the extent of such shares so transferred and not released from the Amended and Restated Stockholders Agreement, collectively referred to in the Amended and Restated Stockholders Agreement as the “Greenstein Stockholders”) are, except to the extent otherwise agreed from time to time by each of (a) the holders of a majority of such shares held by the Greenstein Stockholders and (b) the holders of a majority of such shares held by the Steiner Family Stockholders, to be voted to elect as directors of the Issuer such designees as may be selected by the holders of a majority of such shares held by the Steiner Family Stockholders. Should any designee of the Steiner Family Stockholders resign, determine not to seek re-election to the Issuer’s Board of Directors (the “Board”), be removed from office, die, become incapacitated or otherwise cease to serve on the Board, and should such designee not be replaced by the Board with a designee recommended to the Board by the Steiner Family Stockholders, the parties to the Amended and Restated Stockholders Agreement are to take all such action as may be permitted under the Issuer’s Certificate of Incorporation or By-laws and laws of its state of incorporation to promptly call a special or other meeting of stockholders of the Issuer and vote, or execute a written consent, to elect as the successor to such former director a person designated by the holders of a majority of such shares held by the Steiner Family Stockholders. The Amended and Restated Stockholders Agreement is to terminate on the earliest to occur of (i) the date agreed to in writing by the owners of record of a majority of the shares subject thereto and (ii) the liquidation of the Issuer or the Issuer’s merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Board, following which transaction or series of transactions the stockholders of the Issuer immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

Item 7	Material to be Filed as Exhibits

Exhibit 1 -	Merger Agreement (1)

Exhibit 2	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein. (4)

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Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, Michael S. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., Michael S. Steiner and William K. Steiner. (5)

Exhibit 5(a)	Joint Filing Agreement, dated May 1, 2008, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Statement.(5)

__________________________

(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2008

/s/ William K. Steiner

William K. Steiner

/s/ Sheila S. Steiner

Sheila S. Steiner

William K. Steiner Revocable Trust

By:	/s/ William K. Steiner
William K. Steiner, Co-Trustee

and

By:	/s/ Sheila S. Steiner
Sheila S. Steiner, Co-Trustee

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1 -	Merger Agreement (1)

Exhibit 2	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, Michael S. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., Michael S. Steiner and William K. Steiner. (5)

Exhibit 5(a)	Joint Filing Agreement, dated May 1, 2008, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Statement.(5)

__________________________

(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed herewith.

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Exhibit 4(d)

AMENDMENT TO STOCKHOLDERS’ AGREEMENT AND

JOINDER OF AMENDED STOCKHOLDERS’ AGREEMENT

THIS Amendment to Stockholders’ Agreement and Joinder of Amended Stockholders’ Agreement (“Amendment and Joinder”) is made and entered into on April 28, 2008 by Thrifty Rent-A-Car System, Inc. (“Thrifty”) and Michael S. Steiner and William K. Steiner (collectively, the “Steiner Family”).

WHEREAS, Alan I. Greenstein, Cindy B. Greenstein, Michael S. Steiner and William K. Steiner entered into an Amended and Restated Stockholders Agreement dated as of December 6, 2005 (the “Stockholders’ Agreement”) regarding the voting of the shares of Common Stock, par value of $.025 per share of DRYCLEAN USA, Inc., a Delaware corporation (the “Company”), owned of record by them; and

WHEREAS, the Stockholders’ Agreement provides for any transferee to whom Alan Greenstein and/or Cindy Greenstein transfer their shares to be bound by the Stockholders’ Agreement as a “Greenstein Stockholder” (as defined in the Stockholders’ Agreement); and

WHEREAS, Cindy B. Greenstein has transferred 482,760 shares of Common Stock of the Company (“CBG Stock”) to Thrifty; and

WHEREAS, pursuant to the Stockholders’ Agreement, Thrifty, as a Greenstein Stockholder, is to become bound by the terms and provisions of the Stockholders’ Agreement, as amended herein; and

WHEREAS, Thrifty has requested that the Stockholders’ Agreement be amended to permit, and the Steiner Family is willing to amend the Stockholders’ Agreement to permit on the terms and conditions set forth herein, that the shares comprising the CBG Stock be transferred and sold by Thrifty free and clear of the Stockholders’ Agreement and without the legends set forth on the stock certificate evidencing the CBG Stock; and

NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.          Definitions. Capitalized terms used, but not defined herein, shall have the meaning ascribed to them in the Stockholders’ Agreement.

2.          Agreement to be Bound. Thrifty (i) hereby joins and becomes a party to the Stockholders’ Agreement, as amended herein, and shall be fully bound by and subject to all of the covenants, terms and conditions of the Stockholders’ Agreement, as amended herein, (ii) shall be entitled to all of the benefits of the Stockholders’ Agreement, as amended herein, and (iii) shall be deemed a Greenstein Stockholder for all purposes of the Stockholders’ Agreement, as amended herein.

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3.      Amendments to Stockholders’ Agreement and Disposition of the CBG Stock.

Thrifty and the Steiner Family agree that the Stockholders’ Agreement is hereby amended with regard to the CBG Stock, and that the transfer and disposition of the CBG Stock shall be handled, as follows:

a.         In order to effectuate the transfer of the CBG Stock to Thrifty in the manner set forth herein, the Company shall immediately direct its counsel to deliver a fully executed copy of this Amendment and Joinder, together with an opinion of counsel letter, to the Company’s transfer agent, Registrar and Transfer Company c/o Maryann Hurley, 10 Commerce Drive, Cranford, NJ 07016 (“Transfer Agent”), so that the Transfer Agent handles the transfer of the CBG Stock and the removal of legends on the CBG Stock in accordance with the terms and conditions herein, without the need for any additional opinion of counsel.

b.         The Company shall immediately cause its Transfer Agent to issue four stock certificates registered in the name of Thrifty to Thrifty or to Thrifty’s broker for the benefit of Thrifty at Thrifty’s sole discretion (hereinafter “to Thrifty or Thrifty’s broker”), comprising the CBG Stock. Each of the four stock certificates shall evidence 120,690 shares of the CBG Stock to Thrifty or Thrifty’s broker. None of the four stock certificates shall bear the legend that appears on the stock certificate issued to Cindy B. Greenstein for the CBG Stock, which states:

“The shares represented by this certificate have not been registered under the Securities Act of 1933. The Shares may not be sold, transferred, pledged, hypothecated or otherwise disposed of unless and until they have been registered under the Securities Act of 1933 or the corporation has received an opinion of counsel to the corporation that registration is not required under said act.”

c.         The first of the four stock certificates that the Company will cause its Transfer Agent to issue to Thrifty or Thrifty’s broker (“First Stock Certificate”) shall not bear the second legend that appears on the stock certificate issued to Cindy B. Greenstein for the CBG Stock, which states:

“The shares represented by this certificate are subject to the terms and conditions of a stockholders agreement dated as of July 22, 2004, by and among certain stockholders of the company, a copy of which is on file at the principal office of the Company.”

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The First Stock Certificate shall contain no legend whatsoever or any other restriction on the transfer or sale of the shares evidenced by the First Stock Certificate.

d.         The second, third and fourth stock certificates that the Company will cause its Transfer Agent to issue to Thrifty or Thrifty’s broker (respectively, the “Second Stock Certificate”, “Third Stock Certificate” and “Fourth Stock Certificate” and collectively, singularly or in any combination thereof, the “Remaining Stock Certificates”) shall bear the second legend that appears on the stock certificate issued by the Company to Cindy B. Greenstein for the CBG Stock, as amended below:

“The shares represented by this certificate are subject to the terms and conditions of an Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among certain stockholders of the Company (as same has been, and may be, amended, modified, or restated from time to time), a copy of which is on file at the principal office of the Company” (hereinafter the “Legend”).

The Transfer Agent shall simultaneously deliver the First Stock Certificate, Second Stock Certificate, Third Stock Certificate and Fourth Stock Certificate to Thrifty c/o Jeannie Henry, Esq., Thrifty Rent-A-Car System, Inc., 5330 East 31st Street, Tulsa, Oklahoma 74135.

e.         If Thrifty decides to sell shares of the CBG Stock, it shall endeavor to sell all 120,690 shares evidenced by the First Stock Certificate through its broker on the open market rather than by private placements. Assuming that Thrifty has sold, through its broker on the open market rather than through private placement, the 120,690 shares of stock evidenced by the First Stock Certificate, it shall send written notice to Michael S. Steiner confirming that said shares were sold through Thrifty’s broker on the open market and not through private placement (“Notice of Sale”). Promptly following receipt of the Notice of Sale, Michael S. Steiner shall send written notice to the Transfer Agent, instructing the Transfer Agent to re-issue the Second Stock Certificate to Thrifty or Thrifty’s broker without the Legend, any other legend, or any other restriction on the transfer or sale of the shares evidenced by the Second Stock Certificate (“Transfer Instruction”). Michael S. Steiner shall contemporaneously provide a copy of the Transfer Instruction to Thrifty, so that Thrifty can promptly deliver the Second Stock Certificate to the Transfer Agent for the Transfer Agent’s re-issuance of the Second Stock Certificate without the Legend. Upon receipt of the Transfer Instruction and the Second Stock Certificate, the Transfer Agent is authorized to re-issue the Second Stock Certificate without the Legend to Thrifty or Thrifty’s broker without an opinion of counsel. The requirements and procedures in this subsection (e) shall be followed and apply to Thrifty’s sale of the shares of CBG Stock evidenced by the First Stock Certificate, Second Stock Certificate, Third Stock Certificate and Fourth Stock Certificate, as long as sales of the shares evidenced by said stock certificates are made on the open market through Thrifty’s broker.

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f.         In the event that Thrifty has difficulty selling any shares of the CBG Stock on the open market through its broker, nothing herein shall preclude Thrifty or its broker from selling those shares through private placements, as long as the Transfer Agent reinstates the Legend on any stock certificates evidencing shares of CBG Stock that Thrifty will sell by private placement and for which the Legend has already been removed by the Transfer Agent. Accordingly, to the extent that Thrifty intends to sell through private placements any shares of the CBG Stock evidenced by the First Stock Certificate and/or any of the Remaining Stock Certificates as to which the Legend has been removed, Thrifty shall send said stock certificate(s) to the Transfer Agent, along with written instruction to the Transfer Agent to re-issue said stock certificate(s) to Thrifty or Thrifty’s broker with the Legend (“Thrifty’s Instruction”) and, upon receipt of Thrifty’s Instruction and said stock certificate(s), the Transfer Agent is authorized to re-issue said stock certificate(s) with the Legend to Thrifty or Thrifty’s broker without an opinion of counsel. Upon receipt by Thrifty or Thrifty’s broker of the re-issued stock certificate(s) with the Legend, Thrifty may close its private placement of the shares evidenced by said stock certificate(s). To the extent that any of the Remaining Stock Certificates still contain the Legend since being issued pursuant to paragraph 3(d) above (i.e., if they have not been re-issued without the Legend as per paragraph 3(e) above), then Thrifty may close a private placement of the shares reflected in those stock certificates at any time and without any further requirement. The requirements and procedures contained in this subsection (f) shall be followed and apply to Thrifty’s sale of the shares of CBG stock evidenced by the First Stock Certificate, Second Stock Certificate, Third Stock Certificate and Fourth Stock Certificate, to the extent that sales of the shares evidenced by said stock certificates are made by Thrifty or Thrifty’s broker through private placements.

g.         Thrifty and the Steiner Family shall use their best efforts to facilitate the transfer of the CBG Stock to Thrifty or Thrifty’s broker pursuant to the terms set forth herein and they also agree to execute and/or file any other documents as may be necessary or appropriate for that purpose.

h.         Except as set forth herein, the Stockholders’ Agreement shall continue in full force and effect.

4.          Notices. Pursuant to Section 10 of the Stockholders’ Agreement regarding Notice and for purposes of notice required thereunder and herein, Thrifty hereby directs that notices be given to it at the following address:

Thrifty Rent-A-Car System, Inc. 5330 East 31st Street Tulsa, Oklahoma 74135
Attention:	Jeannie Henry, Esq.
Legal Department
Telephone:	(918) 669-2150
Facsimile:	(918) 669-2396
E-Mail:	jeannie.henry@dtag.com

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Pursuant to Section 10 of the Stockholders’ Agreement regarding Notice and for purposes of notice required thereunder and herein, the Steiner Family hereby directs that notices be given to them at the following address:

Steiner-Atlantic Corp. 290 N.E. 68th Street Miami, Florida 33138-5567
Attention:	Michael S. Steiner

Telephone:	(305) 754-4551
Facsimile:	(305) 751-8390
E-Mail:	msteiner@steineratlantic.com

5.          Legal Fees and Expenses. Within twenty-one (21) business days after the parties sign this Amendment and Joinder, Thrifty shall mail a check in the amount of $10,000.00, payable to the Company’s counsel, Troutman Sanders LLP (“Troutman”), c/o Richard Rubin, Esq. at The Chrysler Building, 405 Lexington Avenue, New York, New York 10174 (the “payment”). The Payment shall be in full satisfaction of any and all legal services rendered or to be rendered and expenses incurred or to be incurred by Troutman on the Company’s behalf in connection with Thrifty’s acquisition and further transfer of the CBG Stock including, but not limited to, all of Troutman’s opinions to Thrifty and the Transfer Agent, Troutman’s preparation of this Amendment and Joinder, and Troutman’s facilitating this Amendment and Joinder. Aside from the Payment, Thrifty shall not be responsible for making any further payments to the Company or to Troutman.

6.          Successors and Assigns. This Amendment and Joinder shall be binding upon, and shall inure to the benefit of and be enforceable by Thrifty and the Steiner Family and their respective successors and assigns.

7.          Governing Law. This Amendment and Joinder shall be governed by the laws of the State of Delaware, without regard to the conflict of laws principles thereof that would defer to the laws of another jurisdiction or the actual domiciles of the parties hereto.

8.          Headings. The headings in this Amendment and Joinder are for purposes of reference only and shall not be considered in construing this Amendment and Joinder.

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IN WITNESS WHEREOF, Thrifty and the Steiner Family have executed this Amendment and Joinder as of the date written below; however, this Amendment and Joinder shall be effective as of April 28, 2008.

THRIFTY RENT-A-CAR-SYSTEM, INC.
Dated: April 25, 2008	By: /s/ Vicky Vaniman Name: Vicky Vaniman Title: Executive Vice President

Dated: April 28, 2008	/s/ Michael S. Steiner Michael S. Steiner

Dated: April 28, 2008	/s/ William K. Steiner William K. Steiner

CUSIP No. 262432-10-7

Exhibit 5(a)

Joint Filing Agreement

Pursuant to Rule 13d-1(k) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: May 1, 2008

/s/ William K. Steiner

William K. Steiner

/s/ Sheila S. Steiner

Sheila S. Steiner

William K. Steiner Revocable Trust

By:	/s/ William K. Steiner
William K. Steiner, Co-Trustee

and

By:	/s/ Sheila S. Steiner
Sheila S. Steiner, Co-Trustee